No. 812-13754

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Apollo Investment Corporation, Apollo Tactical Income Fund Inc., Apollo Investment Management, L.P., Apollo Management VII, L.P., Apollo Management VIII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Opportunity Management III LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Athene Asset Management, LLC, Apollo Credit Management, LLC, Apollo Palmetto Strategic Partnership, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo Credit Opportunity Fund III LP, Apollo Investment Fund VII, L.P., Apollo Investment Fund VIII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, Apollo Credit Senior Loan Fund, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/Palmetto Loan Portfolio, L.P., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., Apollo Longevity, LLC, A-A European Senior Debt Fund, L.P., Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments (Holdings), L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, Apollo European Senior Debt Management, LLC, Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo Credit Management (Senior Loans), LLC, 2011 Stone Tower HY Cayman Fund Trust, AGRE NA Management, LLC, ALM X, Ltd., ALM VI, Ltd., ALM VII, Ltd., ALM VII (R), Ltd., ALM VII (R)-2, Ltd., ALM VIII, Ltd., Apollo AF Loan Trust 2012, Apollo Asia Private Credit Master Fund Pte., Ltd., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership, L.P., Apollo Credit Management (Senior Loans) II, LLC, Apollo Credit Master Fund Ltd., Apollo Credit Strategies Master Fund Ltd., Apollo EPF II Partnership, Apollo EPF Management II, L.P., Apollo European Credit Management, L.P., Apollo European Credit Master Fund, L.P., Apollo SK Strategic Investments, L.P., Apollo SK Strategic Management, LLC, Apollo ST Debt Advisors LLC, Apollo ST Fund Management LLC, Apollo Structured Credit Recovery Master Fund II Ltd., Cornerstone CLO Ltd., Rampart CLO 2006-I Ltd., Rampart CLO 2007 Ltd., Stone Tower CLO V Ltd., Stone Tower CLO VI Ltd., Stone Tower CLO VII Ltd., Stone Tower Loan Trust 2010, Stone Tower Loan Trust 2011, Merx Aviation Finance Holdings, LLC, ALME Loan Funding 2013-1 Limited, Apollo Capital Spectrum Fund, L.P., Apollo Capital Spectrum Management, LLC, Apollo Credit Opportunity Management III, LLC, Apollo Credit Short Opportunities Fund, L.P., Apollo Credit Short Opportunities Management, LLC, Apollo Franklin Management, LLC, Apollo Franklin Partnership, L.P., Apollo Structured Credit Recovery Management III LLC, Apollo Structured Credit Recovery Master Fund III L.P., Apollo Total Return Management LLC, Apollo Total Return Master Fund L.P., Apollo Zeus Strategic Management, LLC, Apollo Zeus Strategic Investments, L.P., Financial Credit Investment II, L.P., Financial Credit Investment II Manager, LLC

9 West 57th Street

New York, NY 10019

All Communications, Notices and Orders to:

James C. Zelter

Chief Executive Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

Joseph D. Glatt

Secretary and Vice-President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Copies to:

Steven B. Boehm, Esq.	Richard Prins, Esq.
Sutherland Asbill & Brennan LLP	Michael K. Hoffman, Esq.
700 6th Street, N.W.	Skadden, Arps, Slate, Meagher & Flom LLP
Washington, D.C. 20001	Four Times Square
(202) 383-0176	New York, New York 10036
(212) 735-2790

March 21, 2014

I.	INTRODUCTION

A.	Requested Relief

Apollo Investment Corporation and a number of its related entities, including affiliated investment advisers, regulated funds and unregulated funds hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

B.	Entities for Which Relief is Sought:

•	Apollo Investment Corporation (“AIC”);

•	Merx Aviation Finance Holdings, LLC (“Merx”), a special purpose vehicle, 100% of the equity of which is owned by AIC;

•	Apollo Investment Management, L.P., AIC’s investment adviser (“AIM”);

•	Apollo Senior Floating Rate Fund Inc. (“ASFRF”), a closed-end investment company registered under the Act and managed by Apollo Credit Management, LLC (“ACM”);

•	Apollo Tactical Income Fund Inc. (“AIF”), a closed-end investment company registered under the Act and managed by ACM;

•	The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Appendix A (“Existing Advisers to Affiliated Funds”), each of which is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”); and

•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the “Existing Affiliated Funds”; together with AIC, Merx, AIM, ASFRF, AIF, ACM and the Existing Advisers to Affiliated Funds, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more AIC Funds) and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions set forth in this application.

C.	Defined Terms

“Adviser” means AIM, ACM and the Existing Advisers to Affiliated Funds together with any future investment adviser that controls, is controlled by or is under common control with AGM (defined below) and is registered as an investment adviser under the Advisers Act.

“Advisers to Affiliated Funds” means the Existing Advisers to Affiliated Funds and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

“Advisers to Regulated Funds” means AIM, ACM and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

“Affiliated Fund” means any Existing Affiliated Fund or any entity (a) whose investment adviser is an Adviser, (b) that is not a Regulated Fund, and (c) that is not a BDC Downstream Affiliate. No Existing Affiliated Fund is a BDC Downstream Affiliate.

“AIC Fund” means AIC or any AIC Downstream Fund.

“AIC Downstream Fund” means a BDC Downstream Fund that AIC directly or indirectly controls. Currently, the only AIC Downstream Fund is Merx. Merx engages primarily in aircraft operating leasing and is thus excluded from investment company status under Section 3(a). Applicants believe that allowing the other Regulated Funds and the Affiliated Funds to co-invest with Merx does not raise any legal or policy concerns that are not otherwise raised by allowing the other Regulated Funds and the Affiliated Funds to co-invest with entities that rely on Section 3(c)(1) or 3(c)(7) for exclusion from the definition of investment company under the 1940 Act because, in terms of its operation and purpose, Merx differs from a private fund only in that it invests primarily in aircraft subject to leases instead of securities. Each BDC Downstream Fund that relies on Section 3(c)(1) or 3(c)(7) for exclusion from the definition of investment company under the 1940 Act is or will be controlled by AIC, and its investment adviser is or will be AIC, a person that AIC directly or indirectly controls or an Adviser. In the same way, Merx is controlled by AIC (as noted above, AIC owns 100% of the equity of Merx) and AIC is Merx’s investment adviser.

“BDC” means a business development company under the Act.3

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (a) that the BDC directly or indirectly controls, (b) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (c) that either (i) would be an investment company but for section 3(c)(1) or 3(c)(7) of

[3]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

the Act or (ii) is Merx, as described in more detail in the definition of “AIC Downstream Fund” above, (d) whose investment adviser is the BDC, a person that the BDC directly or indirectly controls or an Adviser, and (e) whose investment adviser is registered under the Advisers Act.

“Board” means the board of directors or the equivalent of any relevant entity, including an Independent Party where applicable.

“Co-Investment Transaction” means any transaction in which a Regulated Fund participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Regulated Fund” means a closed-end management investment company (a) that will be registered under the Act or will elect to be regulated as a BDC (as defined below); and (b) whose investment adviser will be an Adviser to Regulated Funds.

“Independent Director” means a director or the equivalent of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Regulated Funds” means AIC, ASFRF, AIF, the Future Regulated Funds and the BDC Downstream Funds.

II.	APPLICANTS

Each applicant below may be deemed to be directly or indirectly controlled by Apollo Global Management, LLC (“AGM”), a publicly traded company. AGM owns controlling interests in the Advisers, and thus may be deemed to control the Regulated Funds and the Affiliated Funds. AGM, however, is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, AGM has not been included as an Applicant.

A.	Apollo Investment Corporation and Merx Aviation Finance Holdings, LLC

AIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. AIC has elected to be regulated as a BDC under the Act, has qualified and elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to qualify as a regulated investment company in the future.

AIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. AIC invests primarily in middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. AIC’s primary investment mandate (as more fully described in AIC’s disclosure documents, as may be amended or supplemented from time to time) is to focus on senior secured loans and subordinated and mezzanine investments and/or equity in private middle market companies, which may include an equity component such as warrants. AIC may also invest in the securities of public companies. In addition, AIC and its affiliated persons, as defined in Section 2(a)(3)(C) of the Act (“Affiliates”), together have the ability to provide “one stop” financing with the ability to hold larger investments than many of AIC’s competitors. The ability to hold larger investments benefits AIC’s stockholders by: (i) increasing flexibility, (ii) broadening market relationships and access to deal flow, (iii) allowing AIC to optimize its portfolio composition, (iv) allowing AIC to provide capital to middle market companies, which AIC believes currently have limited access to capital from traditional lending sources, and (v) potentially increasing the availability of more favorable investment terms and protections.

AIC’s business and affairs are managed under the direction of a Board, which currently consists of eight members, six of whom are Independent Directors. AIC’s Board has delegated daily management and investment authority to AIM pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”). Apollo Investment Administration, LLC (“Apollo Administration”) serves as AIC’s administrator pursuant to an administration agreement.

Merx, a vehicle owned by AIC to engage in aircraft leasing and related businesses, is a Delaware limited liability company. If applicants receive the requested Order, Merx may on occasion co-invest with other Regulated Funds and with Affiliated Funds.

B.	Apollo Investment Management, L.P.

AIM, a Delaware limited partnership that is registered under the Advisers Act, serves as the investment adviser to AIC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of AIC’s Board, AIM manages the day-to-day operations of, and provides investment advisory and management services to, AIC. Under the terms of the Investment Advisory Agreement, AIM determines the composition of AIC’s portfolio, the nature and timing of the changes to AIC’s portfolio, and the manner of implementing such changes, identifies, evaluates, and negotiates the structure of the investments AIC makes (including performing due diligence on AIC’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments AIC makes; and determines the investments and other assets that AIC purchases, retains or sells.

Pursuant to the administration agreement, Apollo Administration furnishes AIC with office facilities, equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the administration agreement, Apollo Administration also performs, or oversees the performance of, AIC’s required administrative services, which include, among other things, being responsible for the financial records that AIC is required to maintain and preparing reports to AIC’s stockholders and reports filed with the Commission. In addition, Apollo Administration oversees AIC in determining and publishing AIC’s net asset value, oversees the preparation and filing of AIC’s tax returns and the printing and dissemination of reports to AIC’s stockholders, and generally oversees the payment of AIC’s expenses and the performance of administrative and professional services rendered to AIC by others.

Both AIM and Apollo Administration are indirect subsidiaries of AGM, Affiliates of which are or will be the investment advisers to the Affiliated Funds.

C.	Apollo Senior Floating Rate Fund Inc. and Apollo Credit Management, LLC

ASFRF is a Maryland corporation and is registered with the Commission under the Act as a closed-end, non-diversified management investment company. ASFRF’s investment objective is to seek current income and preservation of capital through debt investments. ASFRF invests primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. ASFRF may also invest in subordinated loans and corporate bonds. Subordinated loans generally have the same characteristics as senior, secured loans except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In addition, ASFRF may invest in (i) loan interests that are not secured by any collateral of a borrower; (ii) other income producing securities (including, without limitation, U.S. Government debt securities and investment and non-investment grade, subordinated and unsubordinated corporate debt securities); (iii) rights, warrants and equity securities issued by a borrower or its affiliates as part of a package of investments in a borrower or its affiliates and (iv) structured products. ASFRF may also invest in other assets for, among other reasons, cash management, financing activities or hedging transactions.

ASFRF’s business and affairs are managed under the direction of its Board. ASFRF’s Board currently consists of six members, four of whom are Independent Directors. ASFRF’s Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement. ACM also serves as ASFRF’s administrator pursuant to an administrative services and expense reimbursement agreement. BNY Mellon Investment Servicing (US) Inc., serves as administrator to AIF pursuant to an administration and accounting services agreement.

D.	Apollo Tactical Income Fund Inc.

AIF is a Maryland corporation and is registered with the Commission under the Act as a closed-end, non-diversified management investment company. AIF’s investment objective is to seek current income and preservation of capital through debt investments. AIF invests primarily in credit instruments that are rated below investment grade, including senior, secured loans and high yield corporate bonds, based on absolute and relative value considerations and its analysis of the credit markets.

AIF’s business and affairs are managed under the direction of its Board. AIF’s Board currently consists of six members, four of whom are Independent Directors. AIF’s Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement. BNY Mellon Investment Servicing (US) Inc., serves as administrator to AIF pursuant to an administration and accounting services agreement.

E.	Existing Affiliated Funds

The Existing Advisers to Affiliated Funds are the investment advisers to the Existing Affiliated Funds. The Affiliated Funds are not BDCs or registered investment companies. A complete list of the Existing Affiliated Funds and the Existing Advisers to Affiliated Funds is included in Appendix A.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

Applicants include multiple advisers that are subsidiaries of AGM. The Advisers manage numerous private equity, credit and real estate funds and separate accounts with a wide variety of mandates and aggregate assets of $161.2 billion as of December 31, 2013. These clients currently include a BDC and registered investment companies that are regulated under the Act. Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the BDC and the registered investment companies, the Act.

The Advisers are presented with thousands of investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 or Section 57(a)(4) of the Act. If terms other than price and quantity are negotiated, then such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction are subject to negotiation other than price and quantity.

As a result, the Advisers’ clients are limited in the types of transactions in which they can participate with each other, and the Regulated Funds, which currently represent less than 5% of the Advisers’ assets under management, often must forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and dispositions as described below.

The Advisers have established rigorous processes for allocating initial investment opportunities, Follow-On Investment opportunities and dispositions of securities holdings designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to all clients and (ii) comply with the conditions contained in the Order.

1. Initial Investments under the Order

The Advisers are organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers, analysts and senior management (“Investment Teams” and “Investment Committees”)4, responsible for evaluating opportunities and making investment decisions on behalf of clients timely learn of the opportunities.

(a) The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities; (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(i) Identification and Consideration of Investment Opportunities

When an Adviser first identifies an investment opportunity, the opportunity is assigned to one or more analysts or portfolio managers at an Adviser for an initial, high-level review. If the opportunity is not recommended for investment approval by the analyst or portfolio managers at the initial review, but the analysts or portfolio managers nevertheless believe the opportunity has potential investment merit, the opportunity may be assigned to one or more analysts or portfolio managers for additional due diligence and research. During and upon conclusion of the initial review and (if applicable) the additional due diligence and research, the Adviser circulates information about the opportunity, including any relevant written materials, to the portfolio managers, Investment Teams and Investment Committees responsible for any clients for which the opportunity may be appropriate. Each investment opportunity recommended for investment approval as a result of the initial review and/or further due diligence process is considered by the applicable portfolio managers, Investment Teams and Investment Committees on behalf of each client for which the opportunity may be appropriate.

[4]	Investment Teams and Investment Committees responsible for an area of investment may include portfolio managers, analysts and senior management from among one or many of the Advisers

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish and maintain policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies5 and any Board-Established Criteria6 of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, Investment Teams and/or Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1 and 2(a).7 After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable Investment Team or Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify and participate in this process with respect to each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants

[5]	“Objectives and Strategies” means (i) with respect to AIC, ASFRF, AIF and any Future Regulated Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).
[6]	“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.
[7]	Representatives from each Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee.

assert that the process described above is structured so that the relevant investment advisory personnel for each Regulated Fund will become aware of, and upon receipt of the Order can take appropriate action with respect to, all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(ii) Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable Investment Team or Investment Committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team or Investment Committee may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund for which it recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to the internal trading function, which is comprised of a group of individual traders who collect and execute trades. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures, by an allocation committee for the area in question (e.g., credit, private equity, real estate) on which senior management, legal and compliance personnel from that area participate or, in the case of issues involving multiple areas or AGM as a whole, an AGM-wide allocation committee on which senior management, legal and compliance personnel for AGM participate. The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with Condition 2.

If the aggregate approved Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.8 If, subsequent to such submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the

[8]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to resize their Internal Orders in accordance with the Advisers’ written allocation policies and procedures; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any resized order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the Chief Compliance Officer, and approved by the Board of each Regulated Fund.

(iii) Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

For purposes of this Application, the participation of a Regulated Fund other than a BDC Downstream Fund may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board (or Independent Party, where applicable) eligible to vote on that Potential Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).9

The participation of a BDC Downstream Fund may only be approved (i) if the BDC Downstream Fund has a Board, by the Required Majority of that Board10 or (ii) if the BDC Downstream Fund does not have a Board, by a Required Majority of a transaction committee or advisory committee of the BDC Downstream Fund11 (clause (i) or (ii), as applicable, the “Independent Party”). In the case of an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of

[9]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).
[10]	In the case of a BDC Downstream Fund, the Board members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o).
[11]	In the case of a BDC Downstream Fund with such a committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion that the investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

The use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund’s respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

(b) Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other. Delayed settlement may occur in connection with a Co-Investment Transaction and in connection with a Follow-On Investment.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliate Fund or another Regulated Fund did not settle as expected.

2. Follow-On Investments

From time to time the Advisers may have opportunities to make Follow-On Investments in the securities of issuers in which one or more Regulated Fund or one or more Affiliated Funds previously have invested. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

One or more Regulated Funds and/or one or more Affiliated Funds may be invested in the same issuer for several reasons. First, they may have acquired a security in a Co-Investment Transaction subject to approval by a Required Majority of the relevant Regulated Funds under the Conditions of the Order. Second, they may have acquired securities of an issuer in a transaction or multiple transactions that did not implicate Rule 17d-1 or Section 57(a)(4), as applicable, for a variety of reasons and thus were not Potential Co-Investment Transactions subject to the Conditions of the Order.12 As discussed below, and consistent with the Conditions of the Order, additional procedures are required to make a Follow-On Investment that is a Potential Co-Investment Transaction if the acquisition of any of the issuer’s securities owned by the Regulated Funds or the Affiliated Funds has not been approved by the Required Majority of the applicable Regulated Funds in accordance with the Conditions of the Order.

Each Regulated Fund and each Affiliated Fund will bear its own expenses in connection with any Follow-On Investments approved by a Required Majority (including Pro Rata Follow-On Investments conducted pursuant to blanket authorization) in accordance with the conditions of the Order.

[12]	For example, the transactions may have been (i) completed separate in time and therefore were not joint, (ii) made in reliance on certain exemptions included under the Act, such as Rule 17d-1(d)(5), or (iii) completed in reliance on no-action letters or other interpretive advice from the Commission staff, including SMC Capital, Inc., SEC No-Action Letter, September 5, 1995 (“SMC”) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter, June 7, 2000 (“MassMutual”).

(a) Follow-On Investments Subject to Approval by a Required Majority

(i) Transactions Subject to Standard Approval

If one or more Regulated Funds and one or more Affiliated Funds own securities of an issuer and the participation of the Regulated Funds in the acquisition of the securities has been approved by the Required Majority of the applicable Regulated Funds because either:

•	the securities were all purchased in one or more Co-Investment Transactions approved by the Required Majority of the participating Regulated Funds under Condition 2 and in Pro Rata Follow-On Investments (as defined below) under Condition 8(b)(i)(A); or

•	any prior acquisitions of securities of the issuer that did not implicate Rule 17d-1 or Section 57(a)(4), as applicable, were followed by a Co-Investment Transaction approved by the Required Majority of the participating Regulated Funds under Conditions 8(c) and (d) (which require the Required Majority not only to approve the Follow-On Investment before them but to make the findings required by Conditions 8(c) and (d) with respect to any prior transactions that did not implicate Rule 17d-1 or Section 57(a)(4), as applicable) and in any Pro Rata Follow-On Investments;

(collectively “Reviewed Transactions”), then any subsequent purchases of securities of the issuer that are subject to Rule 17d-1 or Section 57(a)(4), as applicable, will either be made without Board approval under Condition 8(b) or with the approval of the Required Majority of the applicable Regulated Funds using the standard procedures required under Condition 8(c) (which refers to Condition 2 covering initial purchases of securities under the Order).

The standard procedures, among other things, require that if any Regulated Fund or Affiliated Fund desires to make such a Follow-On Investment, the Adviser to each such Regulated Fund or Affiliated Fund will:

•	notify each Regulated Fund that participated in any of the Reviewed Transactions of the proposed new investment at the earliest practical time; and

•	provide its written recommendation as to each Regulated Fund’s participation in the proposed new investment, including the amount of the proposed new investment, to the Eligible Directors of each such Regulated Fund.

A Regulated Fund will participate in such Follow-On Investment at the same price and on the same terms and conditions as the other participating Regulated Funds and Affiliated Funds, but only to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

In order for a Regulated Fund to participate in such a Follow-On Investment, all Regulated Funds and Affiliated Funds that hold securities of the issuer immediately before the time of completion of the Follow-On Investment must hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they will disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (i) any Affiliated Fund’s holding of different securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer;13 and (ii) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security.

(ii) Transactions Subject to Enhanced Approval by a Required Majority

In some cases, one or more Regulated Funds and/or one or more Affiliated Funds may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction that is not covered under Section III.A.2.a.i above. For example, the securities may have been acquired in Qualified Transactions (as defined below) without a Co-Investment Transaction ever having arisen. Or, a Co-Investment Transaction may have occurred, after which one or more Qualified Transactions occurred which have not yet been approved by the Required Majority of the applicable Regulated Funds in connection with a Follow-On Investment submitted to such Boards pursuant to Conditions 8(c) and (d). To make a Follow-On Investment that is a Potential Co-Investment Transaction in these cases:

•	The issuer’s securities must have been acquired only in Co-Investment Transactions (including prior Follow-On Investments that received approval by a Required Majority under Section III.A.2.a.i or this Section III.A.2.a.ii), Qualified Transactions or a combination of such transactions.

•	All Regulated Funds and Affiliated Funds that hold securities of the issuer immediately before the time of completion of the Follow-On Investment hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they will disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y)

[13]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement. Cf. Rule 17a-6(b)(1)(i)(H) and Final Rule: Transactions of Investment Companies with Portfolio and Subadvisory Affiliates, Release No. IC-25888 (Feb. 24, 2003), at Section I.A.2 (discussing materiality of financial interests). Situations of this type where holdings by some funds of different securities of the same issuer may be immaterial may include, for example, where an Affiliated Fund or Regulated Fund that did not acquire securities in an initial Co-Investment Transaction (such as because it had not yet been formed or had an industry concentration or other factor that precluded or made inadvisable its participation in the investment) acquired different securities in a Follow-On Investment requiring approval by a Required Majority and now wishes to participate in a subsequent Follow-On Investment requiring approval by a Required Majority even though it does not hold any of the securities acquired by other Regulated Funds or Affiliated Funds in the initial Co-Investment Transaction.

the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security.

•	The Affiliated Funds (individually or in the aggregate) do not control the issuer of the securities.

•	Such Follow-On Investments will be acquired pursuant to the same procedures applicable to an original Co-Investment Transaction under Condition 2, except that the exceptions for certain Pro Rata Investments will not apply. The procedures, among other things, will require that if any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in one or more Qualified Transactions that are not Reviewed Transactions, the Adviser to each such Regulated Fund or Affiliated Fund will: (x) notify each Regulated Fund that holds the security at the earliest practical time; (y) formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and (z) provide the Eligible Directors with all applicable information relating to the existing investments. The procedures will also require that (I) the Required Majority find that the making and holding of the original investments are not prohibited under Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable, and (II) independent counsel to the Board advises that the making and holding of the investments in the Qualified Transactions were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable.

•	Before a Regulated Fund may complete such a Follow-On Investment under the Order, the Eligible Directors of each Regulated Fund participating in the investment must review the proposed Follow-On Investment both on a stand-alone basis and together with the Qualified Transactions in relation to the total economic exposure and other terms and the Required Majority of such Regulated Funds must approve the Follow-On Investment as if it were an original Co-Investment Transaction under Condition 2, including that (x) the terms of the transaction are reasonable and fair and do not involve overreaching, and (y) the transaction is in the best interest of the Regulated Fund and consistent with its investment objectives and policies to hold the total amount of securities of each issuer the Regulated Fund would hold if the Follow-On Investment is completed as proposed.

(b) Follow-On Investments Not Subject to Approval of a Required Majority

A Follow-On Investment may be made without the approval of the Required Majority if it is (i) a “Pro Rata Follow-On Investment,” or (ii) a “Qualified Transaction,” in each case as defined below. An Adviser to a Regulated Fund that participates in these types of Follow-On Investments will present to the Boards of the Regulated Funds that own securities of the issuer no less frequently than quarterly a record of all Follow-On Investments by each Affiliated Fund in securities of the issuer. These transactions do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board.

(i) Pro Rata Follow-On Investments

A “Pro Rata Follow-On Investment” is a Follow-On Investment that is a Potential Co-Investment Transaction and that is (i) acquired and allocated among each Affiliated Fund and each Regulated Fund in proportion to its investments in the issuer or security, as appropriate,14 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, the Required Majority has approved the Regulated Fund’s participation in Pro Rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Required Majority may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments in which case all subsequent Follow-On Investments that are Potential Co-Investment Transactions will be submitted to the Regulated Fund’s Eligible Directors.

(ii) Qualified Transactions

A “Qualified Transaction” is any transaction in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds in which (i) the only terms negotiated on their behalf are price and quantity terms, (ii) the securities involved in the transaction are allocated among the Advisers’ clients in accordance with allocation policies that, in the case of the Regulated Funds, have been reviewed and approved pursuant to Rule 38a-1 and are consistent with the principals set forth by the staff of the Commission in SMC and MassMutual, and (iii) the securities were acquired in contemporaneous secondary market transactions or in an offering by the issuer, or, in the case of acquisitions occurring prior to an initial Co-Investment Transaction (and dispositions of securities so acquired) but not in the case of acquisitions occurring after an initial Co-Investment Transaction, were acquired or disposed of in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund.

3. Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that implicates Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

Similar to a situation in which securities are held by a Regulated Fund that is considering a Follow-On Investment, one or more Regulated Funds and/or one or more Affiliated Funds may

[14]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

be invested in the same issuer for several reasons. First, they may have acquired a security in a Co-Investment Transaction approved by the Required Majority of the relevant Regulated Funds under the Conditions of the Order. Second, they may have acquired securities of an issuer in one or more transactions that did not implicate Rule 17d-1 or Section 57(a)(4), as applicable, for a variety of reasons and thus were not subject to the Conditions of the Order and wish to dispose of those securities in a manner that would be prohibited by Rule 17d-1 and, if applicable, Section 57(a)(4) in the absence of the Order.

Each Regulated Fund and each Affiliated Fund will bear its own expenses in connection with any such disposition approved by a Required Majority (including Pro Rata Follow-On Investments conducted pursuant to blanket authorization) in accordance with the Conditions of the Order.

(a)	Dispositions of Securities Subject to Approval by a Required Majority

(i) Dispositions Subject to Standard Approval

If all of the securities of an issuer owned by one or more Regulated Funds and one or more Affiliated were acquired in Reviewed Transactions, then any dispositions of those securities by the applicable Regulated Funds may be made either without Board approval under Condition 7(c) or with standard Board approval under Condition 7(d).

The standard procedures require the Adviser to each such Regulated Fund or Affiliated Fund that elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction to:

•	notify each Regulated Fund that participated in any of the Co-Investment Transactions of the proposed disposition at the earliest practical time; and

•	provide its written recommendation as to each Regulated Fund’s participation in the proposed disposition, including the amount of securities to be disposed, to the Eligible Directors of each such Regulated Fund.

A Regulated Fund will participate in such disposition at the same price and on the same terms and conditions as those applicable to the participating Regulated Funds and participating Affiliated Funds, but only to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(ii) Dispositions Subject to Enhanced Approval

In some cases, one or more Regulated Funds and one or more Affiliated Funds may have the opportunity to make a disposition that is not covered under Section III.A.3.a.i above but that would be prohibited by Rule 17d-1 and, if applicable, Section 57(a)(4) in the absence of the Order. For example, even though the securities may have been acquired outside of the Order in Qualified Transactions without a Co-Investment Transaction ever having arisen or after approval of a Co-Investment Transaction by the Required Majority of the applicable Regulated Funds, the Regulated Funds and Affiliated Funds may wish to sell such securities in a transaction when terms other than price or quantity are negotiated, such as a voting agreement. To make a disposition in these cases:

•	The securities will be disposed of pursuant to the same procedures required to approve a disposition under paragraphs (a), (b) and (c) of Condition 7, except that the exceptions for certain Pro Rata Dispositions will not apply. These procedures, among other things, will require that if any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of securities of an issuer that were acquired in one or more Qualified Transactions that are not Reviewed Transactions, the Adviser to each such Regulated Fund or Affiliated Fund will (x) notify each Regulated Fund that holds the class of the security of the proposed disposition at the earliest practical time; (y) formulate a recommendation as to participation by such Regulated Fund in the disposition and (z) provide the Eligible Directors with all applicable information relating to the existing investments. The procedures will also require that (I) the Required Majority find that the making and holding of the original investments are not prohibited under Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable, and (II) independent counsel to the Board advises that the making and holding of the investments in the Qualified Transactions were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable.

•	Before a Regulated Fund may complete such a disposition under the Order, the Required Majority of each Regulated Fund participating in the disposition must approve its participation in the disposition based on findings that (i) the terms of the transaction are reasonable and fair and do not involve overreaching, and (ii) the disposition is in the best interest of the Regulated Fund and it is consistent with the Regulated Fund’s Objectives and Strategies and Board-Established Criteria to hold the total amount of securities of each issuer the Regulated Fund would hold if the disposal is completed as proposed.

(b)	Dispositions of Securities Not Subject to Approval by a Required Majority

A disposition of securities acquired in a Co-Investment Transaction (including in a Follow-On Investment approved by a Required Majority under Conditions 8(c) or 8(d) and 8(e)) may be made without the approval of the Required Majority if (i) the disposition is a “Pro Rata Disposition;” or (ii) the securities are “Tradable Securities,” in each case as defined below. In each case, however, an Adviser to a Regulated Fund participating in a disposition not subject to the approval of the Required Majority will present to the Board of such Regulated Fund no less frequently than quarterly a record of all dispositions by Regulated Funds and Affiliated Funds of securities of any issuer in which the respective Regulated Fund holds an interest. Dispositions of securities not acquired in a Co-Investment Transaction are not subject to approval by a Required Majority. These transactions do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board.

(i) Pro Rata Dispositions

A “Pro Rata Disposition” is a disposition where (i) the participation of each Affiliated Fund and Regulated Fund in the disposition is proportionate to its investment in the security subject to disposition immediately preceding the disposition; and (ii) in the case of a Regulated Fund, the Required Majority has approved the Regulated Fund’s participation in Pro Rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Required Majority may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Dispositions in which case all subsequent Pro Rata Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

(ii) Dispositions of Tradable Securities

A “Tradable Security” is a security acquired in a Co-Investment Transaction (including in a Follow-On Investment approved by a Required Majority under Conditions 8(c) or 8(d) and 8(e)) that meets the following criteria:

•	at the time of disposition it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act of 1933;

•	it is not subject to restrictive agreements with the issuer or other security holders;

•	it trades with sufficient volume (findings as to which are documented by the adviser and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed disposition within a short period of time at the market price of the security;

•	the disposition is not to the issuer or any affiliated person of the issuer; and

•	the security is sold for cash in a transaction where the only terms of the security negotiated are price and quantity.

B.	Applicable Law

1. Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[15] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

[15]	Also excluded from this category by Rule 57b-1, is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.16

2. Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3))

[16]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management (pub. Avail January 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.17 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”18 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”19

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

[17]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[18]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[19]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of AGM manage each of the Affiliated Funds and ASFRF and AIF and may be deemed to control any future Regulated Fund, (ii) AGM controls AIM, which manages AIC pursuant to the Investment Advisory Agreement, and (iii) AIC Downstream Funds, are, and, in the future will be, deemed to be controlled by AIM, AIC or certain of AIC’s subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the AIC Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.20 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

While Applicants have sought to conform substantial portions of this Application and the conditions herein to recent precedent, most of the recent orders involving joint transactions have involved one or two managers that advise a small number of BDCs or regulated funds, on the one hand, and a small number of private funds, on the other hand. As discussed above,

[20]

See, e.g., Prospect Capital Corporation, et. al (File No. 812-14199) Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et. al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC – 30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Gladstone Capital Corp., et al (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Medley Capital Corp., et al (File No. 812- 13787), Release No. IC- 30009, (March 26, 2012) (order), Release No. IC-29968 (Feb. 26, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831(Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

Applicants have multiple advisers with several regulated funds and numerous private funds, which have similar, but not identical investment objectives and policies. Due to the size and complexity of Applicants’ operations, an order based on existing precedents would not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders.21 Thus, for example, Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to extend existing precedents to obtain exemptive relief to permit co-investments by downstream affiliates of Regulated Funds that are not wholly owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed conditions.

An order based solely on existing precedents also would not permit Applicants to participate in negotiated Follow-On Investments or negotiated dispositions unless the affiliates had completed the initial investment under the order, would require board approval for every transaction following a Co-Investment Transaction (except for certain pro rata follow-on investments and dispositions), and would prohibit co-investment under the order if any fund already held securities of the issuer or different funds held even insignificant amounts of different classes of securities.

Applicants began with the Application on the co-investment protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012 (the “Gladstone Order”);22 however, Applicants are requesting that such protocol be expanded to allow for the additional requests included in this Application based on new conditions designed to protect the Regulated Funds. Although departing from existing precedent, Applicants believe that the relief requested herein is consistent with the policy underlying the Gladstone Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

[21]	For example, the Gladstone Order (as defined below) includes one adviser, three Regulated Funds and one existing fund that are prohibited from completing “joint transactions”, whereas in the Apollo platform there are over 30 Existing Advisers to Affiliated Funds and over 50 Existing Affiliated Funds.
[22]	See note 21, supra.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 7 and 8 or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Qualified Transactions and in dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Duties of the Advisers

(a) The Advisers will maintain policies and procedures reasonably designed to ensure that each Adviser is notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.a.ii above. Each Adviser to a participating Regulated Fund will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Conditions 1 above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a similar direct or indirect23 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3. Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. Board Reporting. Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; and (ii) a record of all Follow-On Investments in and dispositions of securities by any Affiliated Fund or other Regulated Fund during the prior quarter that are held by the Regulated Fund. All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

[23]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

5. General Limitation. Except for Follow-On Investments made in accordance with Condition 8 below, a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party24 has an investment.

6. Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Condition 2(c)(iii)(B) is met.

7. Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction that has been approved by the Required Majority of any participating Regulated Fund in accordance with Condition 2, Condition 8(c) or Conditions 8(d) and (e), the Adviser to such Regulated Fund or Affiliated Fund will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by such Regulated Fund in the disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

[24]	For this purpose, “Related Party” means (i) any Close Affiliate (as defined below) and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate (as defined below). “Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D). “Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

(c) No Board Approval. A Regulated Fund may participate in a disposition described in Condition 7(a) without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the disposition; (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the Application); (C) the security (or securities) were not acquired in a Follow-On Investment subject to Condition 8(d); and (D) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition; or

(ii) the security (or securities) is a Tradable Security.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(e) Enhanced Board Approval. If any Regulated Fund that owns a security that was acquired in one or more Qualified Transactions that have not been followed by a Follow-On Investment described in Condition 8(a) elects to sell, exchange or otherwise dispose of an interest in such security in a transaction in which it could not participate with one or more Affiliated Funds and/or one or more other Regulated Funds without relying on the Order, the Adviser to such Regulated Fund or Affiliated Fund will:

(i) notify each Regulated Fund that holds such security at the earliest practical time;

(ii) formulate a recommendation as to participation by such Regulated Fund in the disposition; and

(iii) provide to the Board of each such Regulated Fund all information relating to the existing investments, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by Condition 7(e) and (f).

(f) Requirements for Enhanced Board Approval. A Regulated Fund may participate in a disposition described in Condition 7(e) only if:

(i) a Required Majority finds that the making and holding of the investments in the Qualified Transactions were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable, and records the basis for such finding in its minutes;

(ii) independent counsel to the Board advises that the making and holding of the investments in the Qualified Transactions were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable; and

(iii) a Required Majority determines that (A) the terms of the transaction are reasonable and fair and do not involve overreaching, and (B) the disposition is in the best interest of the Regulated Fund and it is consistent with the Regulated Fund’s Objectives and Strategies to hold the total amount of securities of the issuer that the Regulated Fund would hold if the disposal is completed as proposed.

(g) Multiple Classes of Securities. If, with respect to any disposition subject to Condition 7(c) or Conditions 7(d) and (e), if any Affiliated Fund or other Regulated Fund holds securities of any class of the issuer that are not held by the Regulated Fund, the Regulated Fund will participate in such Follow-On Investment only if a Required Majority finds that any other Regulated Fund or Affiliated Fund’s holding of such other securities is immaterial in amount, including immaterial relative to the size of the issuer; and records the basis for such finding in its minutes.

(h) Expenses. Each Regulated Fund and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8. Follow-On Investments.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment that is not a Qualified Transaction in a portfolio company whose securities were acquired in a Co-Investment Transaction that has been approved by the Required Majority of any participating Regulated Fund under Condition 2, Condition 8(c) or Conditions 8(d) and (e), the Adviser to each such Regulated Fund or Affiliated Fund will:

(i) notify each Regulated Fund with Investment Objectives and Strategies and Board-Established Criteria that would permit an investment in such securities of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval. A Regulated Fund may participate in a Follow-On Investment described in Condition 8(a) without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,25 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Qualified Transaction.

[25]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment only if a Required Majority makes the determinations set forth in Condition 2(c).

(d) Enhanced Board Approval. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment that would be a Potential Co-Investment Transaction and is in securities of an issuer which were acquired in one or more Qualified Transactions that have not been followed by a Follow-On Investment described in Condition 8(a), the Adviser to each such Regulated Fund or Affiliated Fund will:

(i) notify each Regulated Fund that holds the security or that desires to participate in such Follow-On Investment of the proposed transaction at the earliest practical time;

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(iii) provide to the Eligible Directors of each such Regulated Fund all information relating to the existing investments, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by Conditions 8(e), 8(f)(ii) and 8(g).

(e) Requirements for Enhanced Board Approval. A Regulated Fund may participate in a Follow-On Investment described in Condition 8(d) only if:

(i) a Required Majority finds that the making and holding of the investments in the Qualified Transactions were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable, and records the basis for such finding in its minutes;

(ii) independent counsel to the Board advises that the making and holding of the investments in the Qualified Transactions were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable; and

(iii) a Required Majority after reviewing such proposed Follow-On Investment both on a stand-alone basis and together with the Qualified Transactions in relation to the total economic exposure and other terms, makes the determinations set forth in Condition 2(c).

(f) Multiple Classes of Securities. If, with respect to any Follow-On Investment subject to Condition 8(c) or Condition 8(d):

(i) both (A) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and (B) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.a.ii above; and (ii) any Affiliated Fund or other Regulated Fund holds securities of any class of the issuer that are not held by the Regulated Fund, the Regulated Fund will participate in such Follow-On Investment only if a Required Majority finds that any other Regulated Fund or Affiliated Fund’s holding of such other securities is immaterial in amount, including immaterial relative to the size of the issuer; and records the basis for such finding in its minutes.

(g) Other Conditions. Except as set forth in Condition 8(b)(ii), the making of a Follow-On Investment subject to this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other applicable Conditions set forth in this application.

9. Board Reporting, Compliance and Annual Re-Approval

(a) The Independent Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors or Independent Party, as applicable, may determine whether all investments made in Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), shall prepare an annual report for its Board each year that evaluates the Regulated Fund’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC to which the BDC Downstream Fund pertains will prepare such report for the relevant Independent Party.

(c) The Independent Directors and each Independent Party will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

10. Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

11. Director Independence. No Independent Director or Independent Party of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

12. Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Transaction Fees. Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants based on the amount they invest in such Co-Investment Transaction. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (i) in the case of the Regulated Funds and the Affiliated Funds), the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k), or (iii) in the case of the Advisers and their service-provider affiliates (such as, affiliated administrators and loan servicers), investment advisory, administrative26, loan-servicing and other service compensation permitted by Section 17(c) or 57(g) and paid in accordance with a written agreement between the applicable Regulated Fund(s) or Affiliated Fund(s) or portfolio company and its Adviser or an affiliated person thereof.

[26]	“Administrative compensation” refers to the administrative and operational services compensation paid pursuant to agreements by and between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser or an affiliated person thereof for services provided by such Adviser or affiliated person.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

James C. Zelter

Chief Executive Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

Joseph D. Glatt

Secretary and Vice-President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm

Sutherland Asbill & Brennan LLP

700 6th Street, N.W.

Washington, D.C. 20001

(202) 383-0176

and

Richard Prins, Esq.

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-2790

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 21st day of March, 2014.

APOLLO INVESTMENT CORPORATION

By	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Secretary and Vice President

APOLLO TACTICAL INCOME FUND INC.

APOLLO SENIOR FLOATING RATE FUND INC.

MERX AVIATION FINANCE HOLDINGS, LLC

APOLLO INVESTMENT MANAGEMENT, L.P.

APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.

APOLLO CAPITAL MANAGEMENT, L.P.

APOLLO SVF MANAGEMENT, L.P.

APOLLO VALUE MANAGEMENT, L.P.

APOLLO EUROPE MANAGEMENT, L.P.

APOLLO EPF MANAGEMENT, L.P.

APOLLO CREDIT OPPORTUNITY MANAGEMENT III, LLC

APOLLO CREDIT MANAGEMENT II, L.P.

APOLLO CREDIT MANAGEMENT (CLO), LLC

APOLLO CREDIT MANAGEMENT II GP, LLC

APOLLO CREDIT MANAGEMENT, LLC

APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.

APOLLO VALUE INVESTMENT MASTER FUND, L.P.

APOLLO INVESTMENT EUROPE II, L.P.

APOLLO CREDIT OPPORTUNITY FUND III L.P.

ACREFI MANAGEMENT, LLC

APOLLO CREDIT SENIOR LOAN FUND, L.P.

APOLLO/PALMETTO LOAN PORTFOLIO, L.P.

ALM IV, LTD.

AGRE U.S. REAL ESTATE FUND, L.P.

ALM V, LTD.

APOLLO LONGEVITY, LLC

A-A EUROPEAN SENIOR DEBT FUND, L.P.

APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.

APOLLO EUROPEAN STRATEGIC INVESTMENTS (HOLDINGS), L.P.

ARM MANAGER, LLC

AGRE DEBT FUND I, L.P.

AGRE – CRE DEBT MANAGER, LLC

APOLLO NATURAL RESOURCES PARTNERS, L.P.

APOLLO COMMODITIES MANAGEMENT, L.P.

FINANCIAL CREDIT INVESTMENT I, L.P.

FINANCIAL CREDIT INVESTMENT I MANAGER, LLC

APOLLO EUROPEAN SENIOR DEBT MANAGEMENT, LLC

APOLLO/PALMETTO SHORT-MATURITY LOAN PORTFOLIO, L.P.

APOLLO CREDIT MANAGEMENT (SENIOR LOANS), LLC

2011 STONE TOWER HY CAYMAN FUND TRUST

AGRE NA MANAGEMENT, LLC

ALM X, LTD.

ALM VI, LTD.

ALM VII, LTD.

ALM VII (R), LTD.

ALM VII (R)-2, LTD.

ALM VIII, LTD.

APOLLO AF LOAN TRUST 2012

APOLLO CENTRE STREET MANAGEMENT, LLC

APOLLO CENTRE STREET PARTNERSHIP, L.P.

APOLLO CREDIT MANAGEMENT (SENIOR LOANS) II, LLC

APOLLO CREDIT MASTER FUND LTD.

APOLLO CREDIT STRATEGIES MASTER FUND LTD.

APOLLO EPF II PARTNERSHIP

APOLLO EPF MANAGEMENT II, L.P.

APOLLO EUROPEAN CREDIT MANAGEMENT, L.P.

APOLLO EUROPEAN CREDIT MASTER FUND, L.P.

APOLLO SK STRATEGIC INVESTMENTS, L.P.

APOLLO SK STRATEGIC MANAGEMENT, LLC

APOLLO ST DEBT ADVISORS LLC

APOLLO ST FUND MANAGEMENT LLC

APOLLO STRUCTURED CREDIT RECOVERY MASTER FUND II LTD.

CORNERSTONE CLO LTD.

RAMPART CLO 2006-I LTD.

RAMPART CLO 2007 LTD.

STONE TOWER CLO V LTD.

STONE TOWER CLO VI LTD.

STONE TOWER CLO VII LTD.

STONE TOWER LOAN TRUST 2010

STONE TOWER LOAN TRUST 2011

ALME LOAN FUNDING 2013-1 LIMITED

APOLLO CAPITAL SPECTRUM FUND, L.P.

APOLLO CAPITAL SPECTRUM MANAGEMENT, LLC

APOLLO CREDIT OPPORTUNITY MANAGEMENT III, LLC

APOLLO CREDIT SHORT OPPORTUNITIES FUND, L.P.

APOLLO CREDIT SHORT OPPORTUNITIES MANAGEMENT, LLC

APOLLO FRANKLIN MANAGEMENT, LLC

APOLLO FRANKLIN PARTNERSHIP, L.P.

APOLLO STRUCTURED CREDIT RECOVERY MANAGEMENT III LLC

APOLLO STRUCTURED CREDIT RECOVERY MASTER FUND III L.P.

APOLLO TOTAL RETURN MANAGEMENT LLC

APOLLO TOTAL RETURN MASTER FUND L.P.

APOLLO ZEUS STRATEGIC MANAGEMENT, LLC

APOLLO ZEUS STRATEGIC INVESTMENTS, L.P.

FINANCIAL CREDIT INVESTMENT II, L.P.

FINANCIAL CREDIT INVESTMENT II MANAGER, LLC

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

APOLLO MANAGEMENT VII, L.P.

APOLLO MANAGEMENT VIII, L.P.

APOLLO INVESTMENT FUND VII, L.P.

APOLLO INVESTMENT FUND VIII, L.P.

APOLLO MANAGEMENT SINGAPORE PTE. LTD.

APOLLO RESIDENTIAL MORTGAGE, INC.

APOLLO ASIA PRIVATE CREDIT MASTER FUND PTE., LTD.

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of March 21, 2014 for and on behalf of Apollo Investment Corporation; that he is the Secretary and Vice President of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Secretary and Vice President

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of March 21, 2014 for and on behalf of those of the entities indicated by his signature hereto: Apollo Investment Corporation, Apollo Investment Management, L.P., Apollo Management VII, L.P., Apollo Management VIII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Opportunity Management III, LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Athene Asset Management, LLC, Apollo Credit Management, LLC, Apollo Palmetto Strategic Partnership, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo Credit Opportunity Fund III L.P., Apollo Investment Fund VII, L.P., Apollo Investment Fund VIII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, Apollo Credit Senior Loan Fund, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/Palmetto Loan Portfolio, L.P., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., Apollo Longevity, LLC, A-A European Senior Debt Fund, L.P., Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments (Holdings), L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, Apollo European Senior Debt Management, LLC, Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo Credit Management (Senior Loans), LLC, 2011 Stone Tower HY Cayman Fund Trust, AGRE NA Management, LLC, ALM IX, Ltd., ALM VI, Ltd., ALM VII, Ltd., ALM VII (R), Ltd., ALM VII (R)-2, Ltd., ALM VIII, Ltd., Apollo AF Loan Trust 2012, Apollo Asia Private Credit Master Fund Pte., Ltd., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership, L.P., Apollo Credit Management (Senior Loans) II, LLC, Apollo Credit Master Fund Ltd., Apollo Credit Strategies Master Fund Ltd., Apollo EPF II Partnership, Apollo EPF Management II, L.P., Apollo European Credit Management, L.P., Apollo European Credit Master Fund, L.P., Apollo SK Strategic Investments, L.P., Apollo SK Strategic Management, LLC, Apollo ST Debt Advisors LLC, Apollo ST Fund Management LLC, Apollo Structured Credit Recovery Master Fund II Ltd., Cornerstone CLO Ltd., Rampart CLO 2006-I Ltd., Rampart CLO 2007 Ltd., Stone Tower CLO V Ltd., Stone Tower CLO VI Ltd., Stone Tower CLO VII Ltd., Stone Tower Loan Trust 2010, Stone Tower Loan Trust 2011, Merx Aviation Finance Holdings, LLC, ALME Loan Funding 2013-1 Limited, Apollo Capital Spectrum Fund, L.P., Apollo Capital Spectrum Management, LLC, Apollo Credit Opportunity Management III, LLC, Apollo Credit Short Opportunities Fund, L.P., Apollo Credit Short Opportunities Management, LLC, Apollo Franklin Management, LLC, Apollo Franklin Partnership, L.P., Apollo Structured Credit Recovery Management III LLC, Apollo Structured Credit Recovery Master Fund III L.P., Apollo Total Return Management LLC, Apollo Total Return Master Fund L.P., Apollo Zeus Strategic Management, LLC, Apollo Zeus Strategic Investments, L.P., Financial Credit Investment II, L.P., Financial Credit Investment II Manager, LLC that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

As to all of the entities listed above

other than those listed for the signatures below

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

As to APOLLO ASIA PRIVATE CREDIT MASTER FUND PTE., LTD.

APOLLO RESIDENTIAL MORTGAGE, INC.

APOLLO MANAGEMENT SINGAPORE PTE. LTD.

APOLLO INVESTMENT FUND VIII, L.P.

APOLLO INVESTMENT FUND VII, L.P.

APOLLO MANAGEMENT VII, L.P.

APOLLO MANAGEMENT VIII, L.P.

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

As to APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

As to ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

2

APPENDIX A

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are managed by Advisers to Affiliated Funds:

1. Private Equity: The private equity group’s primary investment focus is global private equity, traditional buyout and distress for control investing. The private equity group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Investment Fund VII, L.P. This fund is managed by Apollo Management VII, L.P.

(b) Apollo Investment Fund VIII, L.P. This fund is managed by Apollo Management VIII, L.P.

2. Credit: The credit group was established to complement the private equity group’s business. The credit group includes the following Existing Affiliated Funds:

(a) Apollo Investment Europe II, L.P., which is managed by Apollo Europe Management, L.P.

(b) Apollo Special Opportunities Managed Account, L.P., which is managed by Apollo SVF Management, L.P.

(c) Apollo EPF II Partnership, which is managed by Apollo EPF Management II, L.P.

(d) Apollo Credit Senior Loan Fund, L.P., which is managed by Apollo Credit Management II GP, LLC.

(e) Apollo/Palmetto Loan Portfolio, L.P., which is managed by Apollo Credit Management II, L.P.

(f) ALM IV, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(g) ALM V, Ltd., which is managed by COF II CLO II, LLC.

(h) Apollo Longevity, LLC, which is managed by Apollo Capital Management, L.P.

(i) ALM VI, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

1

(j) ALM VII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(k) ALM VII (R), Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(l) ALM VII (R)-2, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(m) ALM VIII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(n) ALM X, Ltd., which is managed by Apollo Credit Management (CLO), LLC.

(o) A-A European Senior Debt Fund, L.P., which is managed by Apollo European Senior Debt Management, LLC.

(p) Apollo European Strategic Investments (Holdings), L.P., which is managed by Apollo European Strategic Management, L.P.

(q) Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., which is managed by Apollo Credit Management (Senior Loans), LLC.

(r) Apollo Asia Private Credit Master Fund Pte. Ltd., which is managed by Apollo Management Singapore Pte. Ltd.

(s) Apollo European Credit Master Fund, L.P., which is managed by Apollo European Credit Management, L.P.

(t) Apollo Centre Street Partnership, L.P., which is managed by Apollo Centre Street Management, LLC.

(u) Apollo SK Strategic Investments, L.P., which is managed by Apollo SK Strategic Management, LLC.

(v) Apollo AF Loan Trust 2012, which is managed by Apollo Credit Management (Senior Loans) II, LLC.

(w) Apollo Credit Master Fund Ltd., which is managed by Apollo ST Fund Management LLC.

(x) Apollo Credit Strategies Master Fund Ltd., which is managed by Apollo ST Fund Management LLC.

(y) Apollo Structured Credit Recovery Master Fund II Ltd., which is managed by Apollo ST Fund Management LLC.

2

(z) Stone Tower Loan Trust 2010, which is managed by Apollo ST Fund Management LLC.

(aa) Stone Tower Loan Trust 2011, which is managed by Apollo ST Fund Management LLC.

(bb) 2011 Stone Tower HY Cayman Fund Trust, which is managed by Apollo ST Fund Management LLC.

(cc) Cornerstone CLO Ltd., which is managed by Apollo ST Debt Advisors LLC.

(dd) Rampart CLO 2006-I Ltd., which is managed by Apollo ST Debt Advisors LLC.

(ee) Rampart CLO 2007 Ltd., which is managed by Apollo ST Debt Advisors LLC.

(ff) Stone Tower CLO V Ltd., which is managed by Apollo ST Debt Advisors LLC.

(gg) Stone Tower CLO VI Ltd., which is managed by Apollo ST Debt Advisors LLC.

(hh) Stone Tower CLO VII Ltd., which is managed by Apollo ST Debt Advisors LLC.

(ii) Apollo Value Investment Master Fund, L.P., which is managed by Apollo Value Management, L.P.

(jj) Apollo Credit Opportunity Fund III L.P., which is managed by Apollo Credit Opportunity Management III LLC.

(kk) Apollo – Palmetto Strategic Partnership, L.P., which is managed by Apollo Credit Management, L.P.

(ll) ALME Loan Funding 2013-1 Limited, which is managed by Apollo Credit Management CLO LLC

(mm) Apollo Capital Spectrum Fund, L.P., which is managed by Apollo Capital Spectrum Management, LLC

(nn) Apollo Credit Short Opportunities Fund, L.P., which is managed by Apollo Credit Short Opportunities Management, LLC

(oo) Apollo Franklin Partnership, L.P., which is managed by Apollo Franklin Management, LLC

3

(pp) Apollo Structured Credit Recovery Master Fund III L.P., which is managed by Apollo Structured Credit Recovery Management III LLC

(qq) Apollo Total Return Master Fund L.P., which is managed by Apollo Total Return Management LLC

(rr) Apollo Zeus Strategic Investments, L.P., which is managed by Apollo Zeus Strategic Management, LLC

3. Real Estate: The real estate group primarily invests in legacy commercial mortgage-backed securities, commercial first mortgage loans, mezzanine investments and other commercial real estate-related debt investments. Additionally, the real estate group includes real estate funds that focus on opportunistic investments in distressed debt and equity recapitalization transactions. The real estate group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Commercial Real Estate Finance, Inc. (“ACREFI”), which is managed by ACREFI Management, LLC.

(b) AGRE U.S. Real Estate Fund, L.P., which is managed by AGRE NA Management, LLC.

(c) AGRE Debt Fund I, L.P., which is managed by AGRE – CRE Debt Manager, LLC.

(d) Apollo Residential Mortgage, Inc., which is managed by ARM Manager, LLC.

4. Natural Resources:

(a) Apollo Natural Resources Partners, L.P., which is managed by Apollo Commodities Management, L.P. with respect to Series I, is a fund established to capitalize on private equity investment opportunities in the natural resources industry, principally in the metals and mining, energy and select other natural resources sectors.

5. Life Settlements:

(a) Financial Credit Investment I, L.P., which is managed by Financial Credit Investment I Manager, LLC is a fund formed for the purpose of acquiring and managing portfolios of life insurance policies and other related instruments.

(b) Financial Credit Investment II, L.P., which is managed by Financial Credit Investment II Manager, LLC

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7).

4

In addition, each of the Existing Affiliated Funds is a Delaware limited partnership, Delaware corporation or managed account except as follows:

Maryland corporations:

•	Apollo Commercial Real Estate Finance, Inc.

Cayman Island limited partnerships and limited companies:

•	Apollo Value Investment Master Fund, L.P.;

•	Apollo Investment Europe II, L.P.;

•	Apollo European Principal Finance Fund, L.P.;

•	Apollo European Strategic Investments (Holdings), L.P.;

•	AGRE Debt Fund I, L.P.; and

•	Financial Credit Investment I, L.P.

•	ALM IV, Ltd.

•	ALM V, Ltd.

•	ALM VI, Ltd.

•	ALM VII, Ltd.

•	ALM VII (R), Ltd.

•	ALM VII (R)-2, Ltd.

•	ALM VIII, Ltd.

•	ALM X, Ltd.

•	Apollo European Credit Master Fund, L.P.

•	Apollo SK Strategic Investments, L.P.

•	Apollo Credit Master Fund Ltd.

•	Apollo Credit Strategies Master Fund Ltd.

5

•	Apollo Structured Credit Recovery Master Fund II Ltd.

•	Stone Tower Loan Trust 2010

•	Stone Tower Loan Trust 2011

•	2011 Stone Tower HY Cayman Fund Trust

•	Cornerstone CLO Ltd.

•	Rampart CLO 2006-I Ltd.

•	Rampart CLO 2007 Ltd.

•	Stone Tower CLO V Ltd.

•	Stone Tower CLO VI Ltd.,

•	Stone Tower CLO VII Ltd.

Marshall Islands partnership:

•	Apollo EPF II Partnership

Singapore limited company:

•	Apollo Asia Private Credit Master Fund Pte. Ltd.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b), thus requiring exemptive relief to co-invest with the AIC Funds or BDC Downstream Funds by virtue of the fact that the AIC Funds’, the BDC Downstream Funds’ and the Affiliated Funds’ respective investment advisers/managers are under common control.

6

APPENDIX B

Resolutions of the Board of Directors of

Apollo Investment Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Apollo Investment Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section II of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

1

APPENDIX C

Resolutions of the Board of Directors of

Apollo Senior Floating Rate Fund, Inc.

Apollo Tactical Income Fund Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of each of Apollo Senior Floating Rate Fund, Inc. and Apollo Tactical Income Fund Inc. (each the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.